SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In relation to the articles published today regarding a possible capital increase by Eletrobras' majority shareholder, we inform our Shareholders and the market in general that an ongoing study is being conducted aimed at capitalizing the balance of the Advances for Future Capital Increase - AFAC received from the controlling shareholder for the exclusive use of capital increases.

The balance of AFACs, which is linked to the Selic rate is structured in the following way as at March 31, 2010:

	Holding Company and Consolidated
	R$ thousands
	31/03/2010	31/12/2009
Acquisition of shareholding in CEEE	2,197,784	2,154,197
Acquisition of shareholding in CGTEE	2,111,597	2,069,716
Transmission Line Banabuí - Fortaleza	72,748	71,305
Hydroelectric Unit of Xingó	204,398	200,344
Transmission lines in the State of Bahia	31,995	31,361
Federal Electrification Fund - Lei 5.073/66	189,664	185,902
	4,808,186	4,712,825

Rio de Janeiro, June 14, 2010.

Armando Casado de Araujo

Chief Financial and Investor Relation Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.